40-33

811-03691
Branch 16

K&L | GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

Nicholas G. Terris
D 202.778.9408
F 202.778.9100
nicholas.terris@klgates.com

August 13, 2010

SEC Mail Processing Section
AUG 13 2010
Washington, DC
122

BY HAND

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *In Re Lord Abbett Mutual Funds Fee Litigation*
Master File No. 04-559 (WJM) (U.S. District Court, New Jersey)
(formerly *White, et al. v. Lord, Abbett & Co. LLC, et al.* and related cases)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 please find a copy of a notice of voluntary dismissal with prejudice of the above-referenced action. This firm represents Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, and certain individual defendants who are current or former members of Lord, Abbett & Co. LLC.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Nicholas G. Terris

Nicholas G. Terris

Enclosure

RECEIVED
AUG 23 2010
The Division of
Investment Management

[redacted]

10000600

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

IN RE LORD ABBETT MUTUAL FUNDS FEE LITIGATION	*(Document Filed Electronically* Civil Action No. 04-cv-00559 (WJM) (Consolidated Cases)
This Document Relates to: All Actions	Hon. William J. Martini

NOTICE OF VOLUNTARY DISMISSAL WITH PREJUDICE PURSUANT TO FED. R. CIV. P. 41(a)(1)(A)(i)

Plaintiffs Richard Curtis and Joseph C. White[1], by their attorneys, hereby voluntarily dismiss their underlying action, *White v. Lord Abbett & Co., LLC, et. al.*, (WJM-MF) (D.N.J. filed February 9, 2004) (Case No. 2:04-CV-00559) with prejudice pursuant to Fed. R. Civ. P. Rule 41(a)(1)(A)(i), with each party to bear its own costs and attorneys' fees. Defendants have not served an answer nor have Defendants moved for summary judgment. Entry of this notice on the docket shall automatically end this action thereby foreclosing any and all claims each party may have against the other, including any subsequent motions for the imposition of sanctions pursuant to Fed R. Civ. P. Rule 11.

Dated: August 9, 2010

SHALOV STONE BONNER & ROCCO LLP

/s/ Patrick L. Rocco
By: Patrick L. Rocco (PR-8621)
65 Madison Avenue, Suite 333
Morristown, NJ 07960
Liaison Counsel For Plaintiffs

MILBERG LLP
Jerome M. Congress
Janine L. Pollack
By: One Pennsylvania Plaza
New York, NY 10119
Tel: 212-594-5300 / Fax: 212-868-1229
Chairman of the Executive Committee of Plaintiffs' Counsel

[1] The other named Plaintiffs-Josephine Logan, Robert Bortner, James A. Pingitore, and Philip Katz-no longer hold shares of Defendants' funds.

LORD ABBETT & CO. LLC SERVICE LIST

Counsel for Defendants

Christopher A. Barbarisi, Esq.
K& L Gates LLP
One Newark Center, Tenth Floor
Newark, NJ 07102
cbarbarisi@klng.com

Jeffrey B. Maletta, Esq.
K& L Gates LLP
1601 K Street
Washington, DC 20006-1600
jmaletta@klng.com

Wilmer Cutler Pickering Hale & Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006

Mary Sue Henifin, Esq.
Buchanan Ingersoll PC
700 Alexander Park, Suite 300
Princeton, NJ 08540
mary.henifin@bipc.com

Counsel for Plaintiffs

Jerome M. Congress
Janine L. Pollack
MILBERG LLP
One Pennsylvania Plaza
New York, NY 10119
JCongress@milbergweiss.com
JPollack@milbergweiss.com

Marvin L. Frank
Brian Murray
MURRAY, FRANK & SAILER LLP
275 Madison Avenue
New York, NY 10016
bmurray@murrayfrank.com

Samuel H. Rudman
ROBBINS GELLER RUDMAN & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
srudman@lerachlaw.com

David Brower
BROWER PIVEN
A Professional Corporation
1925 Old Valley Road
Stevenson, MD 21153
piven@browerpiven.com
brower@browerpiven.com

Richard Acocelli
WEISS & LURIE
551 Fifth Avenue
New York, NY 10176
Racocelli@weisslurie.com

Michael M. Goldberg
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Starts, Suite 311
Los Angeles, CA 90067
mmgoldberg@glancylaw.com

Joseph J. DePalma
LITE DEPALMA GREENBERG & RIVAS, LLC
Two Gateway Center, 12th Floor
Newark, NJ 07102
jdepalma@ldgrlaw.com

Marc A. Topaz
BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
280 King of Prussia Road
Radnor, PA 19087

Gary S. Graifman
KANTROWITZ, GOLDHAMER & GRAIFMAN
210 Summit Avenue
Montval, NJ 07645
ggraifman@kgglaw.com

David R. Scott
Erin Comite
SCOTT + SCOTT, LLC
108 Norwich Avenue
Colchester, Connecticut 06415-1269
ecomite@scott-scott.com

Jules Brody
Aaron Brody
Mark Levine
STULL, STULL & BRODY
6 East 45th Street, Suite 500
New York, NY 10017
mlevine@ssbny.com

Arthur L. Shingler, III
SCOTT + SCOTT, LLC
600 B Street
San Diego, CA 92101-4596
ashingler@scott-scott.com

CERTIFICATE OF SERVICE

I hereby certify that on August 9, I caused a true and correct copy of **NOTICE OF VOLUNTARY DISMISSAL WITH PREJUDICE PURSUANT TO FED. R. CIV. P. 41(a)(1)(A)(i)** to be filed with the Clerk of Court via the CM/ECF system, which will deliver electronic copies to all Counsel of record registered with CM/ECF.

Dated: August 9, 2010

/s/ Patrick L. Rocco